Exhibit 6.1

License Agreement

Advanced Fuel Technologies & Lux Biologics Limited

Prepared by

Julien Peloquin

For Lux Biologics Limited

On JULY 18 2017

License Agreement

For use of a know-how to produce Bio-Oil

This License Agreement (this “Agreement” of this “License Agreement”) is made and effective as of July 27 2017 (the “Commencement Date”) by and between:

Lux Biologics Limited, a company organized and existing in Canada, represented by Julien Peloquin, with a registered address at 36 King Street East, 4th floor, Toronto Ontario M5C 1E5 (“Licensor”)

and

Advanced Fuel Technologies Limited, a company organized and existing in United States, with a registered address at 999 18th Street, Ste 3000, Denver, Colorado, 80202 (“Licensee”).

WHEREAS:

1.            Licensee wishes to obtain a license to use a know-how to produce Bio-Oil in fermenters for North America except the Province of Quebec (hereinafter, the “Asset”), and

2.            Licensor is willing to grant to the Licensee an exclusive, transferable License to use the Asset for the term and specific purpose set forth in this Agreement,

NOW, THEREFORE, in consideration of the foregoing, and of the mutual promises and undertakings contained herein, and other good and valuable consideration, the parties agree as follows:

License Agreement

1.	Definitions
2.	License Grant
3.	Charges
4.	Licensee's Obligations
5.	Intellectual Property Rights 6. Limitation of Liability
7.	Confidentiality
8.	Disclaimers & Release
9.	Indemnity
10.	Waiver
11.	Governing Law
12.	Termination
13.	License Fee
14.	Assignment
15.	Notices
16.	Counterparts
17.	Severability
18.	Entire Agreement
19.	Schedule

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1.       Definitions

1.1       “Agreement" means this License Agreement including the attached Schedule.

1.2       “Confidential Information" means information that:

a.       is by its nature confidential;

b.       is designated in writing by Licensor as confidential;

c.       the Licensee knows or reasonably ought to know is confidential;

d.       Information comprised in or relating to any Intellectual Property Rights of Licensor.

1.3       “Asset" means the Asset provided by Licensor as specified in Item 6 of the Schedule in the form as stated in Item 7 of the Schedule.

1.4       “Intellectual Property Rights" means all rights in and to any copyright, trademark, trading name, design, patent, know how (trade secrets) and all other rights resulting from intellectual activity in the industrial, scientific, literary or artistic field and any application or right to apply for registration of any of these rights and any right to protect or enforce any of these rights, as further specified in clause 5.

1.5       “Party" means a person or business entity who has executed this Agreement; details of the Parties are specified in Item 2 of the Schedule.

1.6       “Term" means the term of this Agreement commencing on the Commencement Date as specified in Item 4 of the Schedule and expiring on the Expiry Date specified in Item 5 of the Schedule.

2.       License Grant

2.1       Licensor grants to the Licensee an exclusive, transferable License for the Term to use the Asset for the specific purpose specified in this Agreement, subject to the terms and conditions set out in this Agreement.

3.       Charges

3.1       In consideration of the Licensor providing the License under clause 2 of this License Agreement, the Licensee agrees to pay Licensor the amount of the License Charge as specified in Item 9 of the Schedule.

4.       Licensee's Obligations

4.1       The Licensee cannot use the Asset, for purposes other than as specified in this Agreement and in Item 8 of the Schedule.

4.2       The Licensee may permit its employees to use the Asset for the purposes described in Item 8, provided that the Licensee takes all reasonable and necessary steps and imposes the necessary conditions to ensure that all employees using the Asset do not commercialize or disclose the contents of it to any third person, or use it other than in accordance with the terms of this Agreement.

4.3       Except as provided in this Agreement, the Licensee will not distribute, sell, License or sub-License, let, trade or expose for sale the Asset to a third party.

4.4       No copies of the Asset are to be made other than as expressly approved by Licensor; such approval shall not be unreasonably withheld.

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4.5       Prior mutual approval, which approval shall not be unreasonably withheld, for changes to the Asset or its content may be made by Licensee.

4.6       The Licensee will provide technological and security measures to reasonably ensure that the Asset which the Licensee is responsible for is physically and electronically secure from unauthorized use or access.

4.7       Licensee shall reasonably ensure that the Asset retains all Licensor copyright notices and other proprietary legends and all trademarks or service marks of Licensor, if any.

5.       Intellectual Property Rights

5.1       All Intellectual Property Rights over and in respect of the Asset are owned by Licensor. The Licensee does not acquire any rights of ownership in the Asset.

6.       Limitation of Liability

6.1       Except as provided in this Agreement, the Licensee acknowledges and agrees that neither Licensor nor its board members, officers, employees or agents, will be liable for any loss or damage arising out of or resulting from Licensor's provision of the Asset under this Agreement, or any use of the Asset by the Licensee or its employees; and Licensee hereby releases Licensor to the fullest extent permitted herein from any such liability, loss, damage or claim. All the tests and data was shown to the licensee, the licensor warrants the technology to the extent of the data shown in confidence and to the facility the licensor is building as a testimony and window of technology. The licensor represents and warrants that the Asset is owned by it free and clear of any claims of third parties. To the extent it is familiar with the Asset through its testing and data performed as of the date hereof, that the Asset will reasonably serve as the technical “know how” basis for the construction and maintenance of any facility in which the licensee constructs, purchases (or otherwise encumbers) and/or operates in reliance upon the Asset.

7.       Confidentiality

7.1       Neither Party may use, disclose or make available to any third party the other Party's Confidential Information, unless such use or disclosure is done in accordance with the terms of this Agreement.

7.2       Each Party must hold the other Party's Confidential Information secure and in confidence, except to the extent that such Confidential Information:

a.       is required to be disclosed according to the requirements of any law, judicial or legislative body or government agency; or

b.       was approved for release in writing by the other Party, but only to the extent of and subject to such conditions as may be imposed in such written authorization.

7.3       This clause 7 will survive termination of this Agreement.

8.       Disclaimers & Release

8.1       Except as permitted in this Agreement, to the extent permitted by law, Licensor will in no way be liable to the Licensee or any third party for any loss or damage, however caused which may be directly or indirectly suffered in connection with any use of the Asset. This clause does not apply to the extent Licensor’s negligence and/or malfeasance is involved.

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8.2       Except as provided in this Agreement, the Asset is provided by Licensor on an “as is" basis.

8.3       Except as provided in this Agreement, Licensor will not be held liable by the Licensee in any way, for any loss, damage or injury suffered by the Licensee or by any other person related to any use of the Asset or any part thereof.

8.4       The Licensee acknowledges that:

a.       The Asset has been prepared to meet any specific requirements of any party, including any requirements of Licensee; and

b.       it is therefore the responsibility of the Licensee to ensure that the Asset meets its own individual requirements.

8.5       Except as provided in this Agreement, to the extent permitted by law, no express or implied warranty, term, condition or undertaking is given or assumed by Licensor, including any implied warranty of merchantability or fitness for a particular purpose.

9.       Indemnity

9.1       The Licensee and the Licensor must mutually indemnify, defend and hold harmless each other, their respective board members, officers, employees and agents from and against any and all claims (including third party claims), demands, actions, suits, expenses (including attorney's fees) and damages (including indirect or consequential loss) resulting in any way from:

a.       Licensee's or Licensor’s and Licensee's or Licensor’s employee's use or reliance on the Asset,

b.       any breach of the terms of this License Agreement by the Licensee or Licensor’s and any Licensee or Licensor’s employee, and

9.2       This clause 9 will survive termination of this Agreement.

10.       Waiver

10.1       Any failure or delay by either Party to exercise any right, power or privilege hereunder or to insist upon observance or performance by the other of the provisions of this License Agreement shall not operate or be construed as a waiver thereof.

11.       Governing Law

11.1       This Agreement will be construed by and governed in accordance with the laws of Ontario Canada. The Parties submit to exclusive jurisdiction of the courts of Ontario Canada.

12.       Termination

12.1       This Agreement and the License granted herein commences upon the Commencement Date and is granted for the Term, unless otherwise terminated by Licensor in the event of any of the following:

a.       if the Licensee is in breach of any term of this License Agreement and has not corrected such breach to Licensor's reasonable satisfaction within 7 days of Licensor's notice of the same;

b.       if the Licensee becomes insolvent, or institutes (or there is instituted against it) proceedings in bankruptcy, insolvency, reorganization or dissolution, or makes an assignment for the benefit of creditors; or

c.       the Licensee is in breach of clause 5 or 7 of this Agreement.

12.2       Termination under this clause shall not affect any other rights or remedies Licensor may have.

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13.       License Fee

13.1       In consideration for the License grant described in this License Agreement, Licensee shall pay the one-time License fee as stated in Item 9 of the Schedule.

14.       Assignment

14.1       Licensee shall not assign any rights of this License Agreement, without the prior written consent of Licensor, which consent shall not be unreasonably withheld.

15.       Notices

15.1       All notices required under this Agreement shall be in writing and shall be deemed given (i) when delivered personally; (ii) five (5) days after mailing, when sent certified mail, return receipt requested and postage prepaid; or (iii) one (1) business day after dispatch, when sent via a commercial overnight carrier, fees prepaid. All notices given by either Party must be sent to the address of the other as first written above (unless otherwise changed by written notice).

16.       Counterparts

16.1       This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one instrument.

17.       Severability

17.1       The Parties recognize the uncertainty of the law with respect to certain provisions of this Agreement and expressly stipulate that this Agreement will be construed in a manner that renders its provisions valid and enforceable to the maximum extent possible under applicable law. To the extent that any provisions of this Agreement are determined by a court of competent jurisdiction to be invalid or unenforceable, such provisions will be deleted from this Agreement or modified so as to make them enforceable and the validity and enforceability of the remainder of such provisions and of this Agreement will be unaffected.

18.       Entire Agreement

18.1       This Agreement contains the entire agreement between the Parties and supersedes any previous understanding, commitments or agreements, oral or written. Further, this Agreement may not be modified, changed, or otherwise altered in any respect except by a written agreement signed by both Parties.

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IN WITNESS WHEREOF, this Agreement, including the attached Schedule, was signed by the Parties under the hands of their duly authorized representatives and made effective as of the Commencement Date.

Lux Biologics Limited

--Signed--          7-27-17

/s/ Julien Peloquin

Julien Peloquin, President

Advanced Fuel Technologies Limited

--Signed--          7-27-17

/s/ Francesca Albano

Francesca Albano ,CFO

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19.       Schedule

Item 1 – License Agreement

THE LICENSE AGREEMENT OF WHICH THIS SCHEDULE FORMS A PART IS DATED AS OF JULY 27 2017 AND IS BY AND BETWEEN THE PARTIES REFERENCED IN ITEM 2 BELOW.

Item 2 – Name and Address of Licensor and Licensee

Licensor: Lux Biologics Limited, a company organized and existing in Canada, represented by Julien Peloquin, with a registered address at 36 King Street East, 4th floor, Toronto Ontario M5C 1E5.

Licensee: Advanced Fuel Technologies Limited, a company organized and existing in United States, with a registered address at 999 18th Street, Ste 3000, Denver, Colorado, 80202.

Item 3 – Other License Terms

The terms of the license derive from the MOU that was signed between Lux Biologics (Lux) and Advanced Fuel Technologies (AFT) for the purchase of the shares of Lux Biologics Limited.

On the basis that AFT cannot guarantee the money through the Regulation A+ raise it is agreed that this licensing agreement replaces the earlier MOU which is now null and void.

Therefore, a license agreement has been set forth by Lux Biologics Limited and the right of the technology will belong to AFT. The option of first refusal to introduce the technology to other Continents belongs to AFT. AFT will have ninety (90) working days to acknowledge its desires to acquire under the conditions presented at that moment in time the new license for any other country or continent.

Item 4 – Commencement Date

The commencement date is July 27, 2017

Item 5 – Expiration Date

The expiration date will be July 26 2050

Item 6 – Description of Asset

The asset is the knowhow of how to transform carbon biodegradable molecules into lipids. This knowledge is the asset and is unique, will be transcribed into a manual that will not be published as patent but as an intellectual passport once both parties agree on its timing. The manual and/or digital manual will be produced by the licensor on the 7th day of September 2017.

Item 7 – Format of Asset

The format of the asset will be a manual created by Lux Biologics Limited detailing the procedure and technique of how to transform a carbon biodegradable molecule into a lipid.

Item 8 – Approved Purpose

There are no regulatory boards or laws that regulate the production of vegetable oil derived from carbon biodegradable molecules. The approval by Licensor for the use of the technology is only for the production of lipids.

Item 9 – License Fee

The one-time licensing fee is two hundred fifty thousand dollars ($250,000.00 USD) to be paid within 15 days after the facility is built in the State of Colorado or North Carolina (or such other initial facility) and is functional. To be functional is that the facility will produce lipids; at the first batch the fee will be due (within 15 days). Should AFT not build one of the facilities this licensing agreement will not be null and void. Both parties agree that in light of failure to raise the necessary funds, two hundred fifty thousand dollars ($250,000.00) worth of AFT shares will be issued to the licensor for payment.

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